

Christian Cobb, CPA · 3rd

Most comfortable in front of a whiteboard.

Washington, District Of Columbia · 500+ connections ·

Contact info

 **ChangeRoots**

 **Tulane University**

Experience



Cofounder and Chief Creative Officer
ChangeRoots
Jan 2018 – Present · 2 yrs 6 mos
Washington D.C. Metro Area



Asurity Technologies
1 yr 1 mo

Product Manager
Aug 2017 – Jan 2018 · 6 mos
Washington D.C. Metro Area

In transitioning from operations to sales and ultimately to product management at Asurity, I have been fortunate enough to touch many pieces of the enterprise. Specific projects I've worked on include:
- revamping of the roadmap and product management process of our RiskExec proc ...**see mor**

Enterprise Account Executive
Jan 2017 – Aug 2017 · 8 mos
Washington D.C. Metro Area



Business Operations
Treliant Solutions
Jul 2015 – Jan 2017 · 1 yr 7 mos
Washington D.C. Metro Area

My current position in operations at Treliant Solutions (TS) can best be described as a generalist with a sales focus. A catch-all role in a rapidly changing organization leads to rapidly changing responsibilities. Each three month increment of my time at TS is drastically different than the last. At the time of writing, my responsibilities include managing sales for o …see mor



Audit Associate
KPMG
Oct 2013 – Jul 2015 · 1 yr 10 mos



Audit Intern
KPMG
Jan 2012 – Apr 2013 · 1 yr 4 mos
KPMG

Show 1 more experience ⌄

Education



Tulane University
Accounting, Finance, Philosophy
2009 – 2013
Activities and Societies: Sigma Phi Epsilon Vice President, Beta Alpha Psi Controller, Green Wave Ambassador, New Orleans Saints Lacrosse Club Founder

Licenses & Certifications



Inbound
HubSpot
Issued Jan 2017 · Expired Jan 2018

See credential



Certified Public Accountant
AICPA

Skills & Endorsements

Accounting · 10

Ric Edwards and 9 connections have given endorsements for this skill

---

Financial Modeling · 7

Ric Edwards and 6 connections have given endorsements for this skill

---

Financial Analysis · 5

Ric Edwards and 4 connections have given endorsements for this skill

Show more ⌄

